650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 5, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan Burr

Brigitte Lippmann

Suying Li

Rufus Decker

Re:	Livongo Health, Inc.

Registration Statement on Form S-1

File No. 333-232412

Ladies and Gentlemen:

On behalf of our client, Livongo Health, Inc. (“Livongo” or the “Company”), we submit this letter regarding certain additional disclosure that the Company intends to include in the Company’s Registration Statement on Form S-1 (File No. 333-232412) filed with the Commission on June 28, 2019 (the “Registration Statement”) discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) telephonically on July 3, 2019. We are concurrently filing this letter via EDGAR.

Additional Disclosures Discussed with the Staff

As discussed on the July 3, 2019 telephone conversation with the Staff, the Company intends to include in the next amendment to the Registration Statement preliminary estimates of unaudited selected financial and other data for the six months ended June 30, 2019 and actual unaudited financial and other data for the six months ended June 30, 2018. This information reflects preliminary estimates based on currently available information and is subject to change.

In the accompanying Appendix A, please find the proposed language that the Company intends to include in the next amendment to the Registration Statement, as discussed with the Staff telephonically on July 3, 2019. As the Company’s actual results of operations for the six months ended June 30, 2019 have not yet been finalized, the Company advises the Staff that the disclosure included on Appendix A includes

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

July 5, 2019

placeholders for the financial and other data. The Company further advises the Staff that the draft disclosure is subject to further change in advance of filing of the next amendment to the Registration Statement.

* * * * * *

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Glen Tullman, Livongo Health, Inc.

Zane Burke, Livongo Health, Inc.

Lee Shapiro, Livongo Health, Inc.

Erica Palsis, Livongo Health, Inc.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP

Appendix A

Recent Operating Results (Preliminary and Unaudited)

Set forth below are preliminary estimates of unaudited selected financial and other data for the six months ended June 30, 2019 and actual unaudited financial and other data for the six months ended June 30, 2018. Our unaudited interim consolidated financial statements for the six months ended June 30, 2019 are not yet available. The following information reflects our preliminary estimates based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial and other data described below primarily because our financial closing procedures for the six months ended June 30, 2019 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. See the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial and other data presented below and the actual financial and other data we will report for the six months ended June 30, 2019.

The preliminary estimates for the six months ended June 30, 2019 presented below have been prepared by, and are the responsibility of, management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data nor has PricewaterhouseCoopers LLP audited, reviewed, or compiled the financial data for the comparative six-month period ended June 30, 2018. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Six Months Ended June 30,
	2018	2019 Estimated
	Actual	Low		High
(dollars in thousands)
(unaudited)
Revenue	$	$		$
Gross profit	$	$		$
Loss from operations	$	$		$
Net loss	$	$		$
Certain Key Metrics and Non-GAAP Financial Measures:
Clients(1)
Enrolled diabetes members(2)
Total contract value
Adjusted gross profit(3)	$	$		$
Adjusted gross margin(4)%			%		%
Adjusted EBITDA(5)	$	$		$

(1)	See the section titled “—Key Metrics—Clients” for more information.
(2)	See the section titled “—Key Metrics—Enrolled Diabetes Members” for more information.
(3)

We define adjusted gross profit as GAAP gross profit, excluding stock-based compensation expense and amortization of intangible assets. See the section titled “—Non-GAAP Financial Measures” for more information.

(4)	We define adjusted gross margin as our adjusted gross profit divided by our revenue. See the section titled “—Non-GAAP Financial Measures” for more information.
(5)

We calculate adjusted EBITDA as net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) acquisition-related expenses, (v) other income, net, (vi) change in fair value of contingent consideration, and (vii) provision for (benefit from) income taxes. See the section titled “—Non-GAAP Financial Measures” for more information.

For the six months ended June 30, 2019, we expect revenue to be between $[•] million and $[•] million, compared to $[•] million for the six months ended June 30, 2018. The expected [    ] in revenue is primarily due to [                ]. For the six months ended June 30, 2019, we expect gross profit to be between $[•] million and $[•] million, compared to gross profit of $[•] million for the six months ended June 30, 2018. The expected [    ] in gross profit is the result of the [•]. For the six months ended June 30, 2019, we expect loss from operations to be between $[•] million and $[•] million, compared to loss from operations of $[•] million for the six months ended June 30, 2018. The expected loss from operations is due to [•]. For the six months ended June 30, 2019, we expect net loss to be between $[•] million and $[•] million, compared to net loss of $[•] million for the six months ended June 30, 2018. The expected net loss is due to [    ] loss from operations for the six months ended June 30, 2019 due to [•].

We expect our adjusted gross profit to be within the range of $[•] million and $[•] million for the six months ended June 30, 2019. We expect our adjusted gross margin to be within the range of [•]% to [•]% for the six months ended June 30, 2019. We expect our adjusted EBITDA to be within the range of $[(•)] million and $[(•)] million for the six months ended June 30, 2019.

The following tables provide reconciliations of our preliminary estimates of adjusted gross profit , adjusted gross margin, and adjusted EBITDA for the six months ended June 30, 2019, and reconciliations of actual adjusted gross profit, adjusted gross margin, and adjusted EBITDA for the six months ended June 30, 2018.

Six Months Ended June 30,
	2018	2019 Estimated
	Actual	Low	High
(dollars in thousands)
(unaudited)
Adjusted gross profit and adjusted gross margin reconciliation:
Gross profit	$	$	$
Add:
Stock-based compensation expense
Amortization of intangible assets
Adjusted gross profit
Adjusted gross margin (as a percentage of revenue)

Six Months Ended June 30,
	2018	2019 Estimated
	Actual	Low	High
(in thousands)
(unaudited)
Adjusted EBITDA reconciliation:
Net loss	$	$	$
Add:
Depreciation and amortization
Amortization of intangible assets
Stock-based compensation expense
Acquisition-related expenses
Other income, net
Change in fair value of contingent consideration
Provision for (benefit from) income taxes
Adjusted EBITDA